Exhibit 99.2

[TRANSLATION]

November 14, 2017

To whom it may concern:

Company name: FRONTEO, Inc.
Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, CAO
Telephone: +81-3-5463-6344

Announcement of Report of Special Loss and Revision of Forecasts

FRONTEO, Inc. (the “Company”) announces report of special loss and revision of the forecasts for its results of operations announced on May 15, 2017 based on recent operating results.

1.  Report of Extraordinary Loss

As a result of profit-focused structural reforms which include optimization of resources and location allocation in its U.S. subsidiary as well as recognition of impairment losses on property, plant, and equipment, which are not expected to be used in the future, the Company is to appropriate a special loss of 312 million yen in the three-month period ended September 30, 2017.

Restructuring charges	277 million yen
Impairment loss	34 million yen
Total Special Loss	312 million yen

The Company’s U.S. subsidiary will continue working on its structural reforms and they aim to appropriate 21 million yen in the three-month period ending December 31, 2017 and 133 million yen in the three-month period ending March 31, 2018, and 486 million yen for the year ending March 31, 2018.

2.  Revision of the consolidated forecasts for the year ending Mach 31, 2017 (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	14,000	200	190	90	2.37
Revised forecasts (B)	12,600	200	150	(417)	(10.97)
Differences (B)-(A)	(1,400)	—	(40)	(507)	—
Changes (%)	(10.0)	—	(21.1)	—	—
((Reference) Results for the year ended March 31, 2017)	11,207	(1,206)	(1,254)	(948)	(26.07)

Reason for revision

For the fiscal year ending March 31, 2018, net sales are expected to fall below the initial forecast by thoroughly focusing on high profitable cases in the U.S. subsidiary.

From profit and loss perspectives, the Company has not made any changes to ordinary income, which was stated from initial forecast. This is due to optimization of resources and location allocation, profit-focused structural reforms, and cost-containment by considering its effectiveness in the Company’s AI business.

On the other hand, the Company made changes to net income which was stated in initial forecast as they plan to appropriate a special loss of 466 million yen, including expenses temporarily incurred in structural reforms in a U.S. subsidiary, which are recorded as special losses.

Please note that the forecasts provided above are prepared based on the information available as of the date this notice is prepared and actual results may differ significantly from the forecasts due to various factors, such as foreign exchange rate fluctuation.